

VIA FACSIMILE AND U.S. MAIL

March 2, 2010

Mr. Gary DeMel
Chief Executive Officer
Newport Digital Technologies, Inc.
620 Newport Center Drive, Suite 570
Newport Beach, CA 92660

> **Re: Newport Digital Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **Filed October 13, 2009**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2009**
> **Filed February 16, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2009**
> **Filed November 13, 2009**
> **File No. 0-33251**

Dear Mr. DeMel:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

1.	Please revise your discussion and analysis of results of operations to reflect the information presented in your financial statements. In addition, revise to include the following:
   o	a discussion of liquidity and capital resources that complies with Item 303(a) of Regulation S-K;
   o	a discussion of critical accounting estimates; and
   o	a discussion of off-balance sheet arrangements.
   Refer to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations available on our web site at www.sec.gov.

Item 8. Financial Statements, page F-1
Report of Independent Registered Public Accounting Firm, page F-1

2.	Please provide a report that includes the representations and opinion required by paragraphs (b) and (c) of Rule 2-02 of Regulation S-X with respect to the statements of operations and cash flows for the period from inception of the development stage through the most recent balance sheet date.

Notes to Financial Statements, page F-6

3.	Please expand and/or revise your footnote disclosures as follows:
   o	Disclose the transactions that gave rise to the gains on forgiveness of debt presented in the statements of operations;
   o	Disclose the amounts of revenue and pre-tax loss of discontinued operations; and
   o	Revise your disclosure on page F-8 and/or on page F-14 so that there is no inconsistency in regard to the policy you use to determine the fair value of common stock issued to non-employees in exchange for services (refer to FASB ASC 505-50-30-6);

4.	Please tell us your basis in GAAP for using the Black-Scholes Option Model to estimate the fair value of restricted shares issued as share-based payments and share-based compensation rather than using the quoted market price of the shares as of the measurement date. Refer to FASB ASC 718-10-30 and 505-50-30. Please also tell us how you determine the measurement date for shares of common stock issued in exchange for non-employee services and why your accounting treatment, including initial measurement policies, comply with FASB ASC 505-50-30.

5.   We note your disclosure on page 15 that you reversed prior year's sales because the product could not be made. Please tell us how this transaction is reflected in your financial statements and the basis in GAAP for your accounting treatment.

Item 9A. Controls and Procedures, page 18
Evaluation of Disclosure Controls and Procedures, page 18

6.   Please revise the conclusion of management regarding the effectiveness of your disclosure controls and procedures in the third paragraph to refer to the end of the period covered by the report.

Item 15. Exhibits, page 22

7.   Please file all of the exhibits required by Item 601 of Regulation S-K.

Signatures, page 23

8.   Please revise to include the signature of your chief executive officer in the second signature block. Refer to general instruction D.(2) of Form 10-K.

Form 10-Q for Fiscal Quarter Ended December 31, 2009

9.   Please explain to us why the results of your food processing business are not reported as discontinued operations in the financial statements and in your financial statements for the preceding quarter consistently with your annual financial statements.

Item 4(T). Controls and Procedures, page 19
Report on Internal Control Over Financial Reporting

10.   Please revise to include the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the end of the period. Refer to Item 307 of Regulation S-K. Please similarly revise your disclosure in Item 4(T) on page 15 of your quarterly report for the preceding quarter.

Exhibit 32.1

11.   Please revise to refer to the quarterly report filed rather than the previously filed
        annual report. Please similarly revise the exhibit to your quarterly report filed for
        the preceding quarter.

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Exhibits 31.1

12.   Please revise to refer to the quarterly report rather than the previously filed annual
        report.

*   *   *   *

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please submit your
response letter on EDGAR. Please understand that we may have additional comments
after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filings;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions regarding comments on the filings and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Accounting Branch Chief